SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                       Ligand Pharmaceuticals Incorporated
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    53220K207
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 4, 2005
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K207                    13D                     Page 2 of 6 Pages
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Daniel S. Loeb
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        7,375,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     7,375,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,375,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.98%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53220K207                    13D                     Page 3 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Third Point LLC                                           I.D. #13-3922602
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        7,375,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     7,375,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,375,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.98%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53220K207                    13D                     Page 4 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Third Point Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,744,300
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,744,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,744,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.42%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 4 (the "Amendment") amends the Schedule 13D filed on September 23, 2005 (together with amendments filed prior to the date hereof, the "Schedule 13D"), and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Island limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.001 per share, of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

      The Funds expended a net aggregate of approximately $3,087,625.50 of their own investment capital to acquire the 375,000 shares of Common Stock purchased since the filing of Amendment No. 2 to the Schedule 13D on October 12, 2005, and the Offshore Fund expended a net aggregate of approximately $1,385,155.77 of its own investment capital to acquire the 170,900 shares of Common Stock purchased since that date.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

      On November 4, 2005, the Reporting Persons delivered to the Company a letter with an accompanying settlement agreement. The letter noted that the Company had missed the deadline for "fast track" re-listing on NASDAQ and that a hearing was scheduled for November 14, 2005 on the Reporting Persons' lawsuit in Delaware to require the Company to hold a meeting of stockholders at which directors can be elected. The letter advised that the accompanying settlement agreement, which contains terms substantially similar to those described in Amendment No. 2 to the Schedule 13D (filed October 12, 2005), was the basis on which the Reporting Persons would be willing to withdraw their Delaware lawsuit and refrain from seeking all eight seats on the Company's Board of Directors. The Reporting Persons also stated in the letter that if the Company does not sign the settlement agreement by 5:00 p.m. on November 11, 2005, the Reporting Persons will run a full slate of eight directors at the next stockholder meeting.

      Copies of the letter and the settlement agreement are filed herewith and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

      Item 5(a) and (b) of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

      (a) As of the date of this Schedule 13D, the Management Company beneficially owns 7,375,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.98% of the 73,932,315 shares of Common Stock outstanding at October 29, 2004, as reported in the Company's last Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

      As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 4,744,300 shares of Common Stock, which represents 6.42% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

      (b) The Management Company and Mr. Loeb share voting and dispositive power over the 7,375,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 4,744,300 shares of Common Stock held by the Offshore Fund.

      Item 5(c) is hereby amended by adding thereto the following:

      Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since filing of the Amendment No. 2 to the Schedule 13D on October 12, 2005.

      Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund at the direction of the Management Company and Mr. Loeb since the filing of the Amendment No. 2 to the Schedule 13D on October 12, 2005.

Item 7. Material to be Filed as Exhibits.

      1. Letter, dated November 4, 2005, from the Management Company to the Company.

      2. Draft settlement agreement proposed by the Reporting Persons to be entered into between the Offshore Fund and the Company.

                                   Schedule A

                   (Transactions by the Funds in Common Stock
                           during the past sixty days)

  Date           Transaction              Shares                 Price Per Share
  ----           -----------              ------                 ---------------

10/31/05             Buy                   69,000                    8.6500
10/31/05             Sell                  69,000                    8.6500
 11/4/05             Buy                  100,000                    8.0000
 11/4/05             Buy                  235,000                    8.3133
 11/4/05             Buy                   40,000                    8.3500

                                   Schedule B

               (Transactions by the Offshore Fund in Common Stock
                           during the past sixty days)

  Date           Transaction              Shares                 Price Per Share
  ----           -----------              ------                 ---------------

10/31/05             Sell                  59,900                    8.6500
 11/4/05             Buy                   53,900                    8.0000
 11/4/05             Buy                  136,900                    8.3133
 11/4/05             Buy                   40,000                    8.3500

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2005

                                           THIRD POINT LLC

                                           By: /s/ Daniel S. Loeb
                                               ---------------------------------
                                               Name: Daniel S. Loeb
                                               Title: Chief Executive Officer


                                           THIRD POINT OFFSHORE FUND, LTD.

                                           By: /s/ Daniel S. Loeb
                                               ---------------------------------
                                               Name: Daniel S. Loeb
                                               Title: Director


                                           /s/ Daniel S. Loeb
                                           -------------------------------------
                                           Daniel S. Loeb


               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                                 WITH RESPECT TO
                      LIGAND PHARMACEUTICALS INCORPORATED]